# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Creative Global Technology Holdings Ltd, CIK 0001967822
CUSIP: G2563P102
Title of class of securities: Class A Ordinary shares, par value $0.001 per share
Address of issuer's principal executive offices: Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong Kowloon,, Hong Kong, China (F4), 999077
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002055467

## Reporting persons
- Shangzhao (Cizar) Hong: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 17,000,000; shared voting power 0; sole dispositive power 17,000,000; shared dispositive power 0; aggregate amount beneficially owned 17,000,000 (66.08% of the class)
  Comment: (1) The values in rows 5, 7, and 9 represent (i) 8,500,000 Class A ordinary shares owned by HSZ Holdings Limited and (ii) 8,500,000 Class B ordinary shares owned by HSZ Holdings Limited, each a British Virgin Islands entity controlled by Mr. Shangzhao (Cizar) Hong.
  
  (2) This percentage in row 11 is calculated based upon (i) 17,225,000 Class A ordinary shares issued and outstanding (as of March 31, 2025) and (ii) 8,500,000 Class B ordinary shares issued and outstanding (as of March 31, 2025), as set forth in the Issuer's report on Form 6-K as filed with the Securities and Exchange Commission on September 29, 2025, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.
- HSZ Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 17,000,000; shared voting power 0; sole dispositive power 17,000,000; shared dispositive power 0; aggregate amount beneficially owned 17,000,000 (66.08% of the class)
  Comment: (1) HSZ Holdings Limited is a British Virgin Islands entity, and it does not possess an Employer Identification Number (EIN).
  
  (2) The values in rows 5, 7, and 9 represent (i) 8,500,000 Class A ordinary shares owned by HSZ Holdings Limited, (ii) 8,500,000 Class B ordinary shares owned by HSZ Holdings Limited, a British Virgin Islands entity controlled by Mr. Shangzhao (Cizar) Hong.
  
  (3) This percentage in row 11 is calculated based upon (i) 17,225,000 Class A ordinary shares issued and outstanding (as of March 31, 2025) and (ii) 8,500,000 Class B ordinary shares issued and outstanding (as of March 31, 2025), as set forth in the Issuer's report on Form 6-K as filed with the Securities and Exchange Commission on September 29, 2025, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.
- CHSZ Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) HSZ Holdings Limited is a British Virgin Islands entity, and it does not possess an Employer Identification Number (EIN).
  
  (2) The values in rows 5, 7, and 9 represent 0 Class A ordinary shares owned by CHSZ Holdings Limited, each a British Virgin Islands entity controlled by Mr. Shangzhao (Cizar) Hong.
  
  (3) This percentage in row 11 is calculated based upon (i) 17,225,000 Class A ordinary shares issued and outstanding (as of March 31, 2025) and (ii) 8,500,000 Class B ordinary shares issued and outstanding (as of March 31, 2025), as set forth in the Issuer's report on Form 6-K as filed with the Securities and Exchange Commission on September 29, 2025, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

## Item 1. Issuer
Name of issuer: Creative Global Technology Holdings Ltd
Address of issuer's principal executive offices: Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong People's Republic of China

## Item 2. Person Filing
Name of person filing:
(i) Shangzhao (Cizar) Hong

(ii) HSZ Holdings Limited

(iii) CHSZ Holdings Limited
Address of principal business office or, if none, residence:
(i) Shangzhao (Cizar) Hong: Flat E, 6/F, Tower 1, Corinthia By The Sea, 23 Tong Yin Street, Tseung Kwan O, N.T., Hong Kong.

(ii) HSZ Holdings Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(iii) CHSZ Holdings Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.
Citizenship:
Shangzhao (Cizar) Hong is a resident of Hong Kong S.A.R., PRC HSZ Holdings
Limited is a company incorporated in the British Virgin Islands CHSZ Holdings
Limited is a company incorporated in the British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Shangzhao (Cizar) Hong: 17,000,000 (8,500,000 Class A ordinary shares and 8,500,000 Class B ordinary shares)

HSZ Holdings Limited: 17,000,000 (8,500,000 Class A ordinary shares and 8,500,000 Class B ordinary shares)

CHSZ Holdings Limited: 0
Percent of class:
Shangzhao (Cizar) Hong: 66.08% HSZ Holdings Limited: 66.08% CHSZ Holdings Limited: 0.00%

This percentage is calculated based upon (i) 17,225,000 Class A ordinary shares issued and outstanding (as of March 31, 2025) and (ii) 8,500,000 Class B ordinary shares issued and outstanding (as of March 31, 2025), as set forth in the Issuer's report on Form 6-K as filed with the Securities and Exchange Commission on September 29, 2025, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.
Sole power to vote or to direct the vote:
Shangzhao (Cizar) Hong: 17,000,000 (8,500,000 Class A ordinary shares and 8,500,000 Class B ordinary shares)

HSZ Holdings Limited: 17,000,000 (8,500,000 Class A ordinary shares and 8,500,000 Class B ordinary shares)

CHSZ Holdings Limited: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Shangzhao (Cizar) Hong: 17,000,000 (8,500,000 Class A ordinary shares and 8,500,000 Class B ordinary shares)

HSZ Holdings Limited: 17,000,000 (8,500,000 Class A ordinary shares and 8,500,000 Class B ordinary shares)

CHSZ Holdings Limited: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Amendment No.1 to Schedule 13G filed by the Reporting Person on August 12, 2025)

## Signatures
- Shangzhao (Cizar) Hong: Shangzhao (Cizar) Hong, Shangzhao (Cizar) Hong (11/12/2025)
- HSZ Holdings Limited: Shangzhao (Cizar) Hong, Director (11/12/2025)
- CHSZ Holdings Limited: Shangzhao (Cizar) Hong, Director (11/12/2025)